UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

BIOCERES CROP SOLUTIONS HAS ENTERED INTO A LONG-TERM AGREEMENT WITH SYNGENTA FOR THE DEVELOPMENT AND COMMERCIALIZATION OF BIOLOGICAL SEEDCARE SOLUTIONS

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) (“Bioceres”) has entered into a 10-year agreement with Syngenta Seedcare (“Syngenta”), under which Syngenta will become the exclusive global distributor of Bioceres’ biological solutions for seed care applications. The agreement covers nitrogen-fixing Rhizobia seed treatment solutions, and other biological seed treatment solutions currently in the portfolio or pipeline of Rizobacter. The products in the agreement will be sold under the trademarks owned by Bioceres or its Affiliates. Third party or private labels will be discussed on a case-by-case basis.

ProFarm Group’s (formerly Marrone Bio Innovations) biological solutions are not included in scope of the current agreement. Bioceres retains global rights for use on HB4® crops and, in the United States, Syngenta rights will be non-exclusive with respect to certain customers.

The exclusive commercial collaboration is global, except for Argentina where both parties will continue to work under the existing framework. Implementation will be staggered, commencing in 2023, and subject to regulatory clearances.

The agreement establishes a joint R&D program to accelerate the development and registration of Bioceres’ Pipeline Products and new solutions for seed treatment, foliar and other applications, globally. Funding for R&D platform will be shared, with Syngenta funding at 70% for selected Products.

In consideration of the rights granted to Syngenta under the distribution agreement and the R&D collaboration, Syngenta will make an upfront payment of $50 million to Bioceres. For the duration of the agreement, Bioceres will receive 50% to 30% of the profits generated by sales conducted by Syngenta, depending on the geography and the year. The agreement sets global minimum targets for profits to be received by Bioceres, in order for Syngenta to retain its exclusive rights. Syngenta will cover all operating expenses incurred in connection with the marketing and sale in exclusive territory. Bioceres’ subsidiary Rizobacter will act as the exclusive supplier to Syngenta for products under the agreement.

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Exhibit List

Exhibit No.	Description
99.1	Press release, Bioceres Crop Solutions Corp. announces strategic collaboration with Syngenta

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: September 16, 2022	By:	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer